EXHIBIT 99.11

ALR Technologies Inc.
1201 Cornwall Avenue, Suite 203
Bellingham, WA 98225
Telephone: (360) 650 - 9100
Fax: (360) 650 - 0032

November 1, 2000

Dr. Jaroslav Tichy
8120 Colonial Drive, Apt. 322
Richmond, B.C. V7C 4V2

Dear Mr. Tichy:

Re: YOUR AGREEMENT TO PROVIDE SERVICES TO ALR TECHNOLOGIES INC. (the AAgreement@)

The purpose of this letter is to confirm our understanding on the terms of your agreement to provide services as a Technical Advisor (AAdvisor@) of ALR Technologies Inc. ("ALRT" or the ACompany@). We agree that, as between you and ALRT, the following terms apply:

Independent Contractor Relationship

1.1 We are pleased to confirm that ALRT will employ you as an arm=s length independent contractor providing management services to ALRT.

1.2 ALRT will engage your services during the Term to serve as Advisor of ALRT, with all attendant duties and responsibilities. Notwithstanding your engagement as an Advisor of ALRT, your services are engaged solely on a contract basis during the Term. Your duties as Advisor will be as agreed between you and ALRT from time to time.

1.3 This agreement has been reached and is effective as 1th day of November, 2000 (the AEffective Date@).

1.4 You will be solely responsible for deducting and remitting all withholding taxes, income taxes, claims or assessments from income tax or other statutory deductions which are made under statutory authority, and all the deductions required by any applicable statute, arising out of your provision of services to ALRT. Further, you will be solely responsible for and file all returns reporting the compensation paid pursuant to this Agreement and required under all applicable federal and state statutes. You will indemnify ALRT against any claims or assessments related to your failure to report such compensation or to pay required income, withholding or other taxes related to your receipt of compensation pursuant to this Agreement.

2. Compensation

2.1 Your compensation for the services provided pursuant to this Agreement will include compensation payable during the Term between US$2,500 per month (ABase Pay@) and US$5,000 per month depending on how many hours you work in each month. You will be paid the Base Pay regardless of how many hours you work in a month. For any hours worked in excess of 80 hours per month you will be paid at a rate of US$31.25 per hour to a maximum of US$5,000. For hours in excess of 160, your compensation will be US$31.25 per hour, but payment will be deferred on a mutually agreeable basis. You authorize ALRT to deduct from any payment due to you at any time, including any payments with respect to the termination of this Agreement, any amounts owed to ALRT by reason of your purchases from ALRT, or any advances or loans made to you by ALRT.

2.2 By mutual agreement between the Company and yourself before April 2, 2001, we can consider your employment to be full time and the rate will be US$5,000 per month. At that time you will also be entitled to four weeks of paid vacation per annum.

2.3 The Company will require that you work in the United States and will pay the following expenses:

2.3.1 The cost of obtaining a work visa.

2.3.2 Travel and out of pocket costs, and

2.3.3 Additional medical coverage if required.

3. Your Obligations to ALRT

3.1 You agree that you will comply with ALRT policies as amended from time to time.

In the course of your duties, you will obtain knowledge of ALRT matters of a technical or business nature that are confidential, such as know-how, trade secrets, secret business information, plans, data, processes, techniques, customer information, inventions, discoveries, patterns, devices, etc., but specifically excluding such information and skills generally known in ALRT=s trade and business, information made public by ALRT or generally of a public nature, and knowledge of ALRT not constituting a trade secret (the AConfidential Information @) You agree that such Confidential Information shall not be disclosed to anyone outside the employment of ALRT (whether as an employee, independent contractor or otherwise) without the express written authorization of ALRT.

3.2 You acknowledge that, by reason of your agreement to provide services to ALRT, you will acquire certain skills, knowledge and experience, as well as contacts with customers of ALRT and other employees of ALRT who are engaged in the business of ALRT. As a consequence, you agree that, during the performance of the services that are the subject of this Agreement, you will not, for any reason, either directly or indirectly, either as an individual or as a partner or joint venturer or as an employee, principal, consultant, agent, shareholder, officer, director or representative for any person, association, organization, or in any manner:

(a) solicit, service, obtain, or accept orders for products or services competitive with those of ALRT from any of ALRT's actual or prospective customers; or

(b) commence, engage in, or participate in any business competitive with that of ALRT within the geographic area in which ALRT does business; or

(c) solicit, divert, take away, interfere with, or attempt to induce any employee or agent of ALRT to leave his/her employ or other relationship with ALRT in order to participate in any business competitive with ALRT; or

(d) take any active steps whatsoever to commence any competitive business, or to join any person or entity concerned with or engaged or interested in a business which is the same as, or competitive with, the business of ALRT.

3.3 You acknowledge and agree that without prejudice to any and all other rights of ALRT, in the event of your violation of any of the covenants contained in this Agreement, an injunction seeking the specific performance of this Agreement or to enjoin you from performing acts prohibited by this Agreement will be the only effective remedies to protect ALRT's rights and property.

4. Termination for Cause

4.1 Your engagement with ALRT and the Term of this Agreement may be terminated by ALRT at any time for Cause or Material Breach, by written notice from ALRT to you of such termination.

4.2 As used in this Agreement, ACause@ means:

4.2.1 Any act of fraud, misappropriation, embezzlement or like act of dishonesty;

4.2.2 Gross misconduct, misfeasance or malfeasance in connection with the services performed by you pursuant to this Agreement, which shall include absolute neglect of duty, gross negligence, disloyalty, unnecessarily endangering, damaging or destroying life or property, or similar conduct injurious to the business of ALRT;

4.2.3 Behavior which adversely reflects on the reputation of ALRT, such as substance abuse, public intoxication, conviction of a felony involving moral turpitude, or acts of similar magnitude.

4.3 As used in this Agreement, AMaterial Breach@ means material neglect by you of your duties and obligations under, or a material breach by you of the provisions of, this Agreement, which neglect or breach continues for a period of thirty (30) days after you are given written notice specifying in detail the breach, and an opportunity to cease or cure such neglect or breach.

5. Termination Without Cause

5.1 ALRT may terminate your employment at any time without cause by providing written notice to you, specifying that the termination is Awithout cause@ . The notice of termination will be effective thirty (30) days after delivery to you, or at any later time specified in the notice.

6. Termination by You

6.1 You may terminate this Agreement at any time by providing ALRT with 30 days prior written notice. ALRT may elect to waive the requirement that you provide notice, in which case this Agreement would end forthwith.

6.2 If this Agreement is terminated by you as a result of a Constructive Termination by ALRT, then for all purposes this Agreement shall be considered to have been terminated without Cause by ALRT pursuant to Section 6.1 above. For purposes of this Agreement, AConstructive Termination@ shall mean:

6.2.1 Any material change or assignment of your functions, duties, responsibilities or title by ALRT which would cause your engagement with ALRT to become of less dignity, responsibility, importance or scope from the position described in this Agreement;

6.2.2 any breach or default by ALRT of the terms of this Agreement, which breach or default is not ceased or cured within thirty (30) days of written notice from you specifying such breach; or

6.2.3 The failure of ALRT on more than one occasion to pay to you as and when due the compensation required by the terms of this Agreement.

7. Term of This Relationship

7.1 The term of this Agreement will be a three-year duration commencing on the Effective Date. ALRT may, in its sole discretion, renew this Agreement for successive terms of duration decided by ALRT by providing written notice to you. Absent agreement or notice to you regarding renewal or non-renewal, this Agreement will be deemed to be renewed immediately prior to its expiration for a one-year term. The initial three year term plus any extensions thereof, until this Agreement is terminated according to its terms, is referred to herein as the ATerm@.

7.2 While it is the hope of ALRT to continue with you in a long-term relationship, this Agreement should not be construed as any guarantee or promise of your continued engagement by ALRT.

8. ALRT Options

8.1 ALRT hereby grants you as of the Effective Date, options to purchase from ALRT up to 250,000 shares of ALRT stock at a purchase price of $0.25 per share (the AOptions@). The Options will expire five (5) years after the Effective Date (the AOption Term@).

8.2 The Options will be fully vested upon execution of this agreement.

8.3 Payment of the purchase price which will remain your responsibility.

8.4 ALRT agrees that if the outstanding shares of common stock of ALRT are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of ALRT through reorganization, recapitalization, reclassification, stock dividend, stock split, amendment to the company=s organizational documents or reverse stock split, an appropriate adjustment will be made in the number and/or kind or securities allocated to the Options granted by this Agreement, without change in the aggregate purchase price applicable to the unexercised portion of the Options, but with a corresponding adjustment in the price for each share or other unit of any security then covered by the Options. This section will not apply to any sale of stock for value by ALRT or any other transaction in which ALRT receives new consideration.

8.5 In the event this Agreement is terminated by ALRT with Cause, or voluntarily by you, all vested and unexercised Options will remain exercisable by you for a period of thirty (30) days following such termination.

8.6 In the event that this Agreement is terminated by ALRT without Cause you may exercise any remaining unexercised Options at any time prior to expiration of the Option Term.

8.7 In the event of your death or disability your executor, personal representative, heirs or other representative may exercise any remaining unexercised Options at any time prior to expiration of the Option Term.

9. Incentive Compensation

9.1 If you become a full time employee as per paragraph 2.2, you will be a member of the management group that will be required to enter into a non-compete agreement in connection with a Sale Transaction. In consideration of the non-compete agreement, you will participate in a pool of funds (the APool@), which will be based on the sale price of the Company upon the occurrence of a Sale Transaction. The Board of Directors of ALRT will determine what your share of that pool will be.

The gross amount of the Pool distributable among the management group will be based on the following sales price ranges for the Company, payable upon the occurrence of any Sale Transaction:

Sales Price
From $ 0 $25,000,000 $50,000,000 over or equal to	To $ 24,999,999 $ 49,999,999 $199,999,999 $200,000,000	Participation 2% plus 3% plus 4% plus 5%

As an example, if the stock of the Company or its assets were to be sold for $40,000,000, the Pool would be calculated as follows: 2% x 24,999,999 = $500,000, plus 3% x (40,000,000 - 24,999,999 = 15,000,001) = $450,000, for a total Pool of $950,000.

9.3 If this Agreement is terminated with Cause, you will not be entitled to participate in the Pool.

9.4 If this Agreement is terminated without Cause, you will be entitled to the Pool payment upon the occurrence of a Sale Transaction, as if this Agreement were in full force and effect at such time.

9.5 If you voluntarily terminate this Agreement at any time before the occurrence of a Sale Transaction (and other than in conjunction with such Sale Transaction), you will no longer be entitled to participate in the Pool.

10. Expenses

10.1 The Company will be responsible for all of your reasonable expenses incurred in the course of your performing the services for ALRT contemplated by this Agreement. You agree to provide reasonable documentation such as is acceptable for ALRT=s income tax documentation with respect to any expenses for which reimbursement is claimed.

11. General

11.1 In the event that any provision of this Agreement is declared to be void or invalid by a court of competent jurisdiction or any other adjudicative body whatsoever, the remaining provisions or parts of the Agreement are severable and shall remain in full force and effect.

11.2 This Agreement is governed by and is to be construed according to the laws of the State of Nevada.

11.3 A waiver expressed or implied by ALRT of any default by you in the observance or performance of this Agreement does not constitute and is not to be construed as a waiver or condonation of any subsequent or other default.

11.4 No modification of this Agreement is valid unless made in writing and signed by both parties.

11.5 Time is of the essence of this Agreement.

We trust the terms of this letter are agreeable to you. You confirm that you have received independent legal advice with respect to this Agreement. The signature of ALRT=s authorised officer or director below indicated ALRT=s acceptance of these terms, and upon your acceptance of these terms, this letter will become a binding agreement between ALRT and you. Please signify your acceptance of these terms by signing below.

Yours very truly,

ALR TECHNOLOGIES INC.

______________________________
Sidney S. Chan, Chairman and C.E.O.

The undersigned accepts and agrees to the terms of this Agreement, effective as of the Effective Date, and in witness thereof has caused this Agreement to be executed by its duly authorised officer this the ____ day of November, 2000

_______________________
Dr. Jaroslav Tichy